EXHIBIT 99.1

eFuture Announces Unaudited Second Quarter 2016 Financial Results

BEIJING, July 30, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (Nasdaq:EFUT) (the “Company” or “eFuture”), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Highlights

  Total revenue decreased 15% year-over-year to RMB27.8million (US$4.2 million).
  Gross profit decreased 9% year-over-year to RMB10.7 million (US$1.6 million).
  Adjusted EBITDA was negative RMB1.7 million (US$0.3 million), compared to an adjusted EBITDA of negative RMB2.8 million in the second quarter 2015.
  Operating loss was RMB5.7 million (US$0.9 million), compared to an operating loss of RMB5.6 million in the second quarter 2015.
  Net loss was RMB5.7 million (US$0.9 million), compared to a net loss of RMB6.0 million in the second quarter 2015.
  Backlog as of June 30, 2016 decreased 8% year-over-year to RMB156.5 million (US$23.5 million).

Mr. David Ren, CEO, commented, " As a leading software solutions and services provider for China’s retail industry, we focus on optimizing our software business, and increasing cooperation with the leading global software vendors. In addition, we expect to continue to promote the omni-channel payment and cloud service business to deliver a strong value proposition to our existing and potential clients in China’s retail industry."

“Although revenue from the software sales decreased year-over-year, total service fee revenue remained solid at 61% of total revenue in the second quarter 2016, which consistently helps to predict our revenue,” Ms. Ping Yu, CFO, added.

SECOND QUARTER 2016 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter 2016 decreased 15% to RMB27.8 million (US$4.2 million) from RMB32.8 million in the second quarter 2015.

Revenue Breakdown

	2Q15	2Q16
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software revenue	11,874	10,202	1,535	-14%
Hardware revenue	3,714	584	88	-84%
Service fee revenue	17,203	17,043	2,564	-1%
Total	32,791	27,829	4,187	-15%

Software revenue for the second quarter 2016 decreased 14% year-over-year to RMB10.2 million (US$1.5 million) from RMB11.9 million in the second quarter 2015.  The decrease was primarily attributable to the continued reduction of new physical retail stores under current macro economic conditions.

Hardware revenue in the second quarter 2016 decreased 84% year-over-year to RMB0.6 million (US$0.09 million) from RMB3.7 million in the second quarter 2015.  The decrease was a result of the completion of a few “one-off” large projects in the logistics and grocery industries in the second quarter 2015.

Service fee revenue for the second quarter 2016 slightly decreased 1% year-over-year to RMB17.0 million (US$2.6 million) from RMB17.2 million in the second quarter 2015.

Cost of Revenue

Cost of revenue for the second quarter 2016 decreased 19% to RMB17.1 million (US$2.6 million) from RMB21.0 million in the second quarter 2015.

Cost of Revenue Breakdown

	2Q15	2Q16
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software revenue	2,186	1,151	173	-47%
Cost of hardware revenue	3,441	465	70	-86%
Cost of service fee revenue	13,611	12,591	1,895	-7%
Amortization of software costs	1,795	2,893	435	61%
Total	21,033	17,100	2,573	-19%

Gross Profit and Gross Margin

Gross profit for the second quarter 2016 was RMB10.7 million (US$1.6 million), compared with RMB11.8 million in the second quarter 2015, and consolidated gross margin for the second quarter 2016 was improved to 39% from 36% in the second quarter 2015. This improvement was primarily due to decreases in the proportion of lower margin hardware revenue in the second quarter 2016.

Operating Expenses

Research and development (“R&D”) expenses for the second quarter 2016 decreased 35% year-over-year to RMB0.7 million (US$0.1 million), or 3% of total revenue, compared with RMB1.1 million, or 3% of total revenue in the second quarter 2015. The decrease in R&D expense was primarily attributable to the Company’s decision to streamline its R&D investment to more accurately position its products.

General and administrative expenses (“G&A”) for the second quarter 2016 increased 2% year-over-year to RMB8.3 million (US$1.3 million), representing 30% of total revenue, compared with RMB8.1 million, or 25% of total revenue in the second quarter 2015.

Selling and distribution (“S&D”) expenses for the second quarter 2016 decreased 9% year-over-year to RMB7.4 million (US$1.1 million), representing 27% of total revenue, compared with RMB8.1 million, or 25% of total revenue in the second quarter 2015. The decrease in S&D expenses was in line with the decrease in total revenue, excluding hardware sales.

Operating Loss

Operating loss in the second quarter 2016 was RMB5.7 million (US$0.9 million), compared to operating loss of RMB5.6 million in the second quarter 2015.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

Second quarter 2016 net loss was RMB5.7 million (US$0.9 million), compared with a net loss of RMB6.0 million in the second quarter 2015.  Adjusted net loss for the second quarter 2016 was RMB2.1 million (US$0.3 million), compared with an adjusted net loss of RMB3.7 million in the second quarter 2015.

Basic loss per share in the second quarter 2016 was RMB1.06 (US$0.16), compared to basic loss per share of RMB1.25 in the second quarter 2015.  Diluted loss per share in the second quarter 2016 was RMB1.03 (US$0.15), compared to diluted loss per share of RMB1.22 in the second quarter 2015. Adjusted diluted loss per share was RMB0.39 (US$0.06), compared to adjusted diluted loss per share of RMB0.76 in the second quarter 2015.

EBITDA

Adjusted EBITDA for the second quarter 2016 was negative RMB1.7 million (US$ 0.3 million), compared to negative RMB2.8 million in the second quarter 2015.

Balance Sheet and Cash Flow

As of June 30, 2016, cash and cash equivalents were RMB36.7 million (US$5.5 million), a decrease of RMB60.0 million from RMB96.7 million as of December 31, 2015. The decrease was primarily attributable to the payment of annual bonuses, taxes and proceeds from the exercise of stock options and restricted shares by employees.

Total trades receivable as of June 30, 2016 decreased 25% to RMB41.0 million (US$6.2 million) from RMB54.7 million as of December 31, 2015.  The decrease was primarily due to the improved internal control procedures enhancing on time payments made by customers.

Inventory and work in process as of June 30, 2016 increased 126% to RMB34.7 million (US$5.2 million) from RMB15.4 million as of December 31, 2015.  The increase was primarily attributable to a greater number of on-going projects, which had not reached the point of revenue recognition.

For the quarter ended June 30, 2016, net cash provided by operating activities was RMB1.2 million (US$0.2 million).  Net cash provided by investing activities was RMB4.0 million (US$0.6 million). Net cash used in financing activities was RMB0.5 million (US$0.07 million).

Update on Tax Inspection

In November 2015, the Beijing tax authority conducted a tax inspection on our wholly owned subsidiary, eFuture Beijing for the period from 2004 to 2014. Due to the timing difference between financial reporting and tax reporting regarding the realization of income from revenue and advance payments from customers, the Beijing tax authority has taken the position that eFuture Beijing failed, under local tax regulations, to recognize income and, therefore timely file tax payments. Based on our internal estimates, eFuture Beijing may be required to pay the unpaid taxes and possibly a fine and late payment fees, in the range RMB6.0 million  (US$0.9 million) and RMB30.9 million (US$4.6 million). In our previously filed U.S. financial statements, we have provided adequate provisions for the unpaid taxes and there was no significant impact on the financial condition of the Company. Although the Beijing tax authority has not yet issued any decision regarding the payment deadline of any unpaid tax or the amount of fine and late payment fees (if any), in first and second quarter 2016 eFuture voluntarily paid RMB4.2 million (US$0.6 million) and RMB4.1 million (US$0.6 million) respectively, to the Beijing tax authority to start to make up the unpaid tax.

THIRD QUARTER 2016 GUIDANCE

eFuture expects total revenue for the third quarter 2016 to be in the range of RMB31 million (US$4.7 million) to RMB37 million (US$5.6 million). Adjusted EBITDA for the third quarter 2016 is expected to be in the range of negative RMB4 million (US$0.6 million) to RMB0 million (US$0 million).

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.6459 to US$1.00, the noon buying rate for U.S. dollars in effect on June 30, 2016 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance.  eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity.  eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.  The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes.  In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance.  Given the significant investments eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure, eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures.  The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA.  Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA.  Each of these items should also be considered in the overall evaluation of eFuture’s financial results.  The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP.  When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP.  In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2015. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements.  eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s effective implementation of and transition to an omni-channel model; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC.  All information provided in this press release and in the attachments is as of the date hereof, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE HOLDING INC.		Exchange rate	6.6459
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2015	2016	2016
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	96,654,067	36,727,246	5,526,301
Term deposit	10,000,000	5,000,000	752,344
Trade receivables, net of allowance for doubtful accounts of ¥9,497,995 and ¥11,868,270($1,785,803), respectively	54,665,671	40,960,737	6,163,309
Refundable value added tax	2,179,123	1,419,707	213,621
Advances to employees	697,006	538,919	81,090
Other receivables	3,115,018	3,763,761	566,328
Prepaid expenses	1,275,727	2,415,835	363,508
Inventory and work in process, net of inventory provision of ¥4,240,846 and ¥4,729,065($711,576), respectively	15,370,905	34,678,884	5,218,087
Deferred tax assets, current portion	6,862,407	9,636,755	1,450,030
Total current assets	190,819,924	135,141,844	20,334,618
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($36,112), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥8,197,906 and ¥9,102,907($1,369,703), respectively	3,473,877	3,146,597	473,464
Intangible assets, net of accumulated amortization of ¥88,606,442 and ¥94,412,276($14,206,093), respectively	36,247,511	32,689,940	4,918,813
Goodwill	80,625,667	80,625,667	12,131,640
Deferred tax assets	998,139	982,860	147,890
Total non-current assets	121,345,194	117,445,064	17,671,807
Total assets	312,165,118	252,586,908	38,006,426

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	7,307,997	5,000,000	752,344
Trade payables	16,733,672	12,770,105	1,921,501
Other payables	37,778,286	13,560,236	2,040,391
Accrued expenses	24,860,304	9,008,313	1,355,469
Taxes payable	18,008,279	1,813,453	272,868
Deferred revenue	40,784,536	56,954,785	8,569,913
Total current liabilities	145,473,074	99,106,892	14,912,486
Long-term liabilities

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized; 5,218,615 shares and 5,244,915 shares issued and outstanding, respectively	2,934,894	2,946,643	443,378
Additional paid-in capital	262,553,349	266,738,316	40,135,771
Statutory reserves	9,114,319	9,114,319	1,371,420
Accumulated deficits	(107,910,518)	(125,319,262)	(18,856,628)
Total equity	166,692,044	153,480,016	23,093,941
Total liabilities and equity	312,165,118	252,586,908	38,006,426

EFUTURE HOLDING INC.			Exchange rate	6.6459
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Six months ended				Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars		Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,		June 30,	June 30,	June 30,
	2015	2016	2016	Y-o-Y Change	2015	2016	2016	Y-o-Y Change
	(Unaudited)	(Unaudited)	(Unaudited)%		(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	18,406,946	13,521,103	2,034,503	-27%	11,873,793	10,202,390	1,535,140	-14%
Hardware revenue	5,626,284	1,230,434	185,142	-78%	3,713,848	584,068	87,884	-84%
Service fee revenue	32,372,254	32,889,624	4,948,859	2%	17,203,121	17,042,719	2,564,396	-1%
Total revenues	56,405,484	47,641,161	7,168,505	-16%	32,790,762	27,829,177	4,187,420	-15%

Cost of revenues
Cost of software revenue	4,249,884	1,521,672	228,964	-64%	2,185,634	1,151,047	173,197	-47%
Cost of hardware revenue	5,025,018	1,012,254	152,313	-80%	3,440,818	465,136	69,988	-86%
Cost of service fee revenue	22,925,475	23,954,684	3,604,430	4%	13,611,394	12,590,953	1,894,544	-7%
Amortization of software costs	2,745,962	5,805,835	873,597	111%	1,794,741	2,893,145	435,328	61%
Total cost of revenues	34,946,339	32,294,445	4,859,304	-8%	21,032,587	17,100,281	2,573,057	-19%

Gross profit	21,459,145	15,346,716	2,309,201	-28%	11,758,175	10,728,896	1,614,363	-9%

Operating expenses
Research and development expenses	1,880,540	1,498,630	225,497	-20%	1,080,889	705,985	106,229	-35%
General and administrative expenses	14,353,042	19,416,808	2,921,622	35%	8,142,260	8,345,712	1,255,769	2%
Selling and distribution expenses	16,295,217	14,804,814	2,227,661	-9%	8,124,196	7,397,548	1,113,100	-9%
Total operating expenses	32,528,799	35,720,252	5,374,780	10%	17,347,345	16,449,245	2,475,097	-5%

Loss from operations	(11,069,654)	(20,373,536)	(3,065,579)		(5,589,170)	(5,720,349)	(860,734)

Other income (expenses)
Interest income	182,201	231,251	34,796		47,594	157,053	23,632
Interest expenses	(486,228)	(160,707)	(24,181)		(241,058)	(59,896)	(9,012)
Other income	8,803	83,477	12,561		(28,945)	27,157	4,086
Foreign currency exchange gain(loss)	(59,043)	51,702	7,780		(66,815)	410,812	61,814
Loss before income tax	(11,423,921)	(20,167,813)	(3,034,624)		(5,878,394)	(5,185,223)	(780,214)
Less: Income tax expense	(108,002)	(2,759,069)	(415,154)		143,779	506,487	76,210
Net Loss	(11,315,919)	(17,408,744)	(2,619,470)		(6,022,173)	(5,691,710)	(856,424)
Loss per share
Basic	(2.50)	(3.26)	(0.49)		(1.25)	(1.06)	(0.16)
Diluted	(2.46)	(3.14)	(0.47)		(1.22)	(1.03)	(0.15)
Basic weighted average shares outstanding	4,527,425	5,342,482	5,342,482		4,835,636	5,347,186	5,347,186
Fully diluted weighted average shares outstanding	4,594,382	5,544,652	5,544,652		4,925,815	5,549,370	5,549,370

EFUTURE HOLDING INC.		Exchange rate	6.6459
NON-GAAP MEASURES OF PERFORMANCE

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA

Operating Loss(GAAP basis)	(11,069,654)	(20,373,536)	(3,065,579)	(5,589,170)	(5,720,349)	(860,734)

Adjustments for non-GAAP measures of performance:
Add back amortization of intangibles	2,745,962	5,805,835	873,597	1,794,741	2,893,145	435,328
Add back share-based compensation expenses	1,267,494	3,742,279	563,096	576,306	686,787	103,340
Adjusted non-GAAP operating loss	(7,056,198)	(10,825,422)	(1,628,886)	(3,218,123)	(2,140,417)	(322,066)
Add back depreciation	861,198	944,461	142,112	452,823	412,738	62,104

Adjusted EBITDA (Loss before interest, taxes, depreciation and amortization)	(6,195,000)	(9,880,961)	(1,486,774)	(2,765,300)	(1,727,679)	(259,962)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-20%	-43%	-43%	-17%	-21%	-21%

Adjustments for non-GAAP measures of performance:
Amortization of intangibles	5%	12%	12%	5%	10%	10%
Share-based compensation expenses	2%	8%	8%	2%	2%	2%
Adjusted non-GAAP operating loss	-13%	-23%	-23%	-10%	-8%	-8%
Depreciation	2%	2%	2%	1%	1%	1%

Adjusted EBITDA (Loss before interest, taxes, depreciation and amortization)	-11%	-21%	-21%	-8%	-6%	-6%

NON-GAAP LOSS PER SHARE
Net loss	(11,315,919)	(17,408,744)	(2,619,470)	(6,022,173)	(5,691,710)	(856,424)
Amortization of intangibles	2,745,962	5,805,835	873,597	1,794,741	2,893,145	435,328
Share-based compensation expenses	1,267,494	3,742,279	563,096	576,306	686,787	103,340
Adjusted net loss	(7,302,463)	(7,860,630)	(1,182,777)	(3,651,126)	(2,111,778)	(317,756)

Adjusted non-GAAP diluted loss per share	(1.61)	(1.47)	(0.22)	(0.76)	(0.39)	(0.06)
Shares used to compute non-GAAP diluted loss per share	4,527,425	5,342,482	5,342,482	4,835,636	5,347,186	5,347,186

EFUTURE HOLDING INC.		Exchange rate	6.6459
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(11,315,919)	(17,408,744)	(2,619,470)	(6,022,173)	(5,691,710)	(856,424)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	861,198	944,461	142,112	452,823	412,738	62,104
Amortization of intangible assets	2,745,962	5,805,835	873,597	1,794,741	2,893,145	435,328
Loss on disposal of property and equipment	239	(3)	-	-	-	-
Allowance for doubtful accounts	1,658,653	2,789,292	419,701	(830,182)	1,753,957	263,916
Provision for loss in inventory and work in process	-	488,219	73,462	-	842,639	126,791
Compensation expenses	1,267,494	3,742,279	563,096	576,306	686,787	103,340
Deferred income taxes	(508,003)	(2,759,069)	(415,154)	(256,222)	506,487	76,210
Foreign exchange loss	59,043	(51,702)	(7,780)	66,815	(410,812)	(61,814)
Changes in assets and liabilities:					-	-
Trade receivables	2,377,198	10,915,642	1,642,463	77,977	3,129,097	470,831
Refundable value added tax	4,232,129	759,416	114,268	(1,462,514)	1,024,441	154,146
Advances to employees	(79,673)	158,087	23,787	425,384	39,554	5,952
Advances to suppliers	(350,434)	-	-	(350,434)	-	-
Other receivables	(171,093)	(648,743)	(97,616)	254,623	1,540,004	231,722
Prepaid expenses	(827,616)	(1,140,108)	(171,551)	777,983	2,061,447	310,183
Inventory and work in process	(21,733,820)	(19,796,198)	(2,978,709)	(7,516,976)	(10,107,278)	(1,520,829)
Trade payables	671,066	(3,963,567)	(596,393)	1,583,548	590,170	88,802
Other payables	(5,058,212)	(24,218,050)	(3,644,059)	(238,416)	(1,290,614)	(194,197)
Accrued expenses	(13,502,651)	(15,851,991)	(2,385,229)	(2,294,940)	882,450	132,781
Taxes payable	(5,733,372)	(16,092,323)	(2,421,391)	(1,979,640)	(5,459,799)	(821,529)
Deferred revenue	9,085,952	16,170,249	2,433,117	7,221,586	7,772,894	1,169,578
Net cash provided by (used in) operating activities	(36,321,859)	(60,157,018)	(9,051,749)	(7,719,711)	1,175,597	176,891

Cash flows from investing activities:
Purchases of property and equipment	(1,338,287)	(818,450)	(123,151)	(1,249,702)	(81,049)	(12,195)
Payments for intangible assets	(4,845,457)	(2,248,264)	(338,293)	(2,413,260)	(1,009,289)	(151,866)
Cash received from term deposit	-	5,000,000	752,344	-	5,000,000	752,344
Cash received from disposal of property and equipment	50	98,769	14,861	-	96,970	14,590
Net cash provided by (used in) investing activities	(6,183,694)	2,032,055	305,761	(3,662,962)	4,006,632	602,873

Cash flows from financing activities:
Proceeds from short-term loans	2,307,997	-	-	543,097	-	-
Repayment of short-term loans	-	(2,307,997)	(347,281)	-	(543,097)	(81,719)
Proceeds from exercise of options by employees	178,880	454,437	68,379	178,880	59,563	8,962
Issuance of ordinary shares	19,750,212	-	-	19,750,212	-	-
Net cash provided by (used in) financing activities	22,237,089	(1,853,560)	(278,902)	20,472,189	(483,534)	(72,757)

Effect of exchange rate changes on cash and cash equivalents	(59,043)	51,702	7,780	(66,815)	410,812	61,814

Net increase (decrease) in cash and cash equivalents	(20,327,507)	(59,926,821)	(9,017,110)	9,022,701	5,109,507	768,821

Cash and cash equivalents at beginning of period	64,558,916	96,654,067	14,543,413	35,208,708	31,617,739	4,757,480
Cash and cash equivalents at end of period	44,231,409	36,727,246	5,526,301	44,231,409	36,727,246	5,526,301

Supplemental cash flow information
Interest paid	461,628	166,433	25,043	245,230	75,349	11,338
Income tax paid	3,042,230	4,512,898	679,050	2,756,463	4,296,043	646,420

Investor Contact:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn